Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2015	2014
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(16)	$5
Plus: Fixed charges	148	147
Earnings available to cover fixed charges	$132	$152

Fixed charges (a):
Interest, including amortization of deferred financing costs	$121	$122
Interest portion of rental payment	27	25
Total fixed charges	$148	$147

Ratio of earnings to fixed charges (b)	—	1.03	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2015	2014
Related to debt under vehicle programs	$72	$66
All other	49	56
	$121	$122

(b) Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2015 by $16 million.